UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
October 4, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa
For the business and financial press
Munich, October 4, 2007
Public prosecutors and tax authorities end their Com investigation against Siemens AG
The Munich District Court has imposed a fine of €201 million on Siemens, marking the end of the investigation by the Munich Office of Public Prosecution at the former Group Communications (Com) as it relates to Siemens AG. In addition, a final settlement has been reached with the German tax authorities. Total payments of approximately €450 million at the former Com Group have been determined to be non-deductible, resulting in a tax charge of €179 million. Of this amount, €168 million has already been recorded in the company’s consolidated financial statements for fiscal 2006 for questionable payments of approximately €420 million.
“Today’s decisions are important steps in clarifying and coming to terms with the misconduct which occurred in the past. Siemens accepts full responsibility in this matter. We have no tolerance for illegal conduct, and we respond to violations with clear consequences. We will continue to strengthen Compliance as a key element of Siemens’ corporate and leadership culture,” noted Siemens President and CEO Peter Löscher.
Today’s decision by Munich District Court (I) and the settlement with the tax authorities conclude the German investigations into illegal conduct and tax violations at Siemens’ former Com Group as they relate to Siemens AG. The German tax authorities have based the settlement on the results of investigations conducted jointly with the public prosecutors. Siemens accepts the fine imposed by the court, and takes responsibility for past misconduct at the Com Group. The company has waived its right to appeal.
The comprehensive independent investigation being conducted by the law firm Debevoise and Plimpton continues. Siemens is committed to clarify all related matters — also in the company’s other Groups — and continues to support the work of the authorities. The company is also further strengthening its compliance measures and internal control systems.

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This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects”, ”looks forward to”, “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated. These reports also provide information on the status of current investigations and inquiries as well as on measures to strengthen compliance processes and internal control systems.
Siemens AG (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in some 190 countries. Founded 160 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: October 4, 2007	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling